UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TELECOM ARGENTINA S.A.

(Name of Subject Company (Issuer))

CABLEVISIÓN HOLDING S.A.

(Names of Filing Persons (Offerors))

CLASS B SHARES, par value 1 Peso per share

(Title of Class of Securities)

879273209

(CUSIP Number)

Sebastián Bardengo

c/o Cablevisión Holding S.A.

Tacuarí 1842, 4th Floor

1139 Buenos Aires

Republic of Argentina

+54 (11) 4309-3417

With a copy to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

* No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to 13e-4.

☒          going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Tender Offer Statement on Schedule TO supplements the Tender Offer Statements on Schedule TO filed with the United States Securities and Exchange Commission from time to time (the “Schedule TO”) by Cablevisión Holding S.A., a sociedad anónima organized under the laws of Argentina, (“CVH”). The Schedule TO relates to a possible tender offer by CVH for all or a portion of the Class B shares, P$1.00 par value per share, of Telecom Argentina, S.A. (“Telecom”), an Argentine corporation (the “Shares”).  The Schedule TO is hereby supplemented as follows:

On February 3, 2020, CVH was served with notice of the resolution dated December 26, 2019 rendered by the Chamber I of the National Court of Appeals on Civil and Commercial Matters in re. “Cablevisión Holding S.A. c/Comisión Nacional de Valores a/Injunctions” (File No. 7998/2018) pending with the National Court of First Instance on Civil and Commercial Matters No. 3, whereby the extraordinary appeal filed by CVH against the decision of such National Court of Appeals dated July 19, 2019 (which revoked the injunction obtained by CVH provisionally ordering the CNV to refrain from issuing and resolving about the authorization of the Tender Offer) was rejected. The Court of Appeals ruled that the appeal was inadmissible on the grounds that CVH’s grievance is not final. CVH will submit a direct appeal with the Supreme Court in due course.

As of the date hereof, CVH continues to be bound by the judgement issued by the National First Instance Court on Federal Administrative Litigation Matters No. 1, in re “Burgueño, Daniel Fernando c/ EN-CNV s/ Proceso de Conocimiento” (File No. 33,763/ 2019) ruling in favor of the complaint brought by a shareholder of CVH, Mr. Daniel Fernando Burgueño, confirming that CVH’s obligation to conduct a tender offer to acquire the Shares as a result of the change of control in Telecom terminated upon the issuance by the CNV of Resolution No. 779/2018 regulating Law No. 26,831, specifically Article 32, paragraph k) thereof, and ordering the CNV to deem the proceedings initiated by CVH with the CNV in connection with the Tender Offer concluded, to pay all court costs and expenses related to Mr. Burgueño’s complaint and to cease with the Tender Offer.

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or solicitation of an offer to sell any securities. If required by applicable law and solely upon the fulfilment of certain essential requirements outlined therein, CVH intends to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and Telecom would file a Solicitation Recommendation on Schedule 14D-9. Holders of the Shares and American Depository Receipts representing the Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov. In addition, if and when filed, CVH will provide copies of such documents free of charge to holders of the Shares.